UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Fusion Fuel Green Plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G3R25D 118

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue, Suite 3100

New York, NY 10022

(212) 486-3211

With a copy to:

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R25D 118	SCHEDULE 13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7% (See Item 5)[1]
14	TYPE OF REPORTING PERSON IA

1 The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of December 31, 2021, as disclosed in the Investor Presentation filed as Exhibit 99.2 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on March 3, 2022 and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7% *
14	TYPE OF REPORTING PERSON IN

* The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of December 31, 2021, as disclosed in the Investor Presentation filed as Exhibit 99.2 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on March 3, 2022 and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,099,322 (comprised of 2,057,204 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7% *
14	TYPE OF REPORTING PERSON PN

* The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding shares outstanding as of December 31, 2021, as disclosed in the Investor Presentation filed as Exhibit 99.2 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on March 3, 2022 and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D/A	Page 5 of 7

Item 1. Security and Issuer.

This Amendment No. 5 to the statement on Schedule 13D (“Amendment No. 5”) amends the Schedule 13D filed by the Reporting Persons on September 28, 2021, amended by Amendment No. 1 filed by the Reporting Persons on November 1, 2021, Amendment No. 2 filed by the Reporting Persons on November 30, 2021, Amendment No. 3 filed by the Reporting Person on December 21, 2021 and Amendment No. 4 filed by the Reporting Persons on February 7, 2022 (the original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, but excluding this Amendment No. 5, collectively, the “Schedule D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Fusion Fuel Green Plc, a public limited company incorporated in Ireland (the “Issuer”). The principal executive offices of the Issuer are located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 155,119 Class A Ordinary Shares reported in this Amendment No. 5 at an aggregate cost of $1,019,753. The funds used to purchase the Class A Ordinary Shares were obtained from the general working capital of MAK Fund which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 5. Interest in Securities of the Issuer.

(a)       The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 5 is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to beneficially own and share voting and dispositive power in respect of 3,099,322 Class A Ordinary Shares.

The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of shares outstanding as of December 31, 2021, as disclosed in the Investor Presentation filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on March 3, 2022 and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

(b)        A list of the transactions in the Issuer’s Class A Ordinary Shares that were effected by the Reporting Persons since the last transaction reported on Amendment No. 4 to the original Schedule 13D which amendment was filed on February 7, 2022 is attached hereto as Schedule A and is incorporated herein by reference.

(c)        To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons identified in this Item 5.

(d)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2022

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MICHAEL A. KAUFMAN

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

SCHEDULE A

TRANSACTIONS SINCE THE TRADES REPORTED ON AMENDMENT NO. 4 TO THE ORIGINAL SCHEDULE 13D WHICH AMENDMENT WAS FILED ON February 7, 2022.

The following transactions in the Class A Ordinary Shares (unless otherwise specified) were effected by MAK Capital Fund LP on the open market since February 3, 2022, the last trade reported on Amendment No. 4 to the original Schedule 13D which amendment was filed on February 7, 2022.

Date in 2022	Shares Acquired	Price per Share (excl. of commissions)
2/4	9,829	$ 5.6048
2/7	10,012	5.7347
2/8	10,330	5.5448
2/9	20,474	5.9563
2/10	6,728	6.1030
2/11	5,050	5.9098
2/14	6,239	6.0070
2/15	3,950	6.2207
2/16	1,600	6.3929
2/22	5,302	5.0400
2/23	7,401	5.0911
3/3	6,103	6.3485
3/4	7,933	6.3207
3/7	13,310	6.4127
3/8	1,100	7.4067
3/10	3,710	8.5118
3/15	1,100	8.1236
3/16	200	8.0900
4/1	4,748	8.5214
4/1	30,000	8.5152